Exhibit 99.1

Vimicro Announces Unaudited First-Quarter 2013 Financial Results

BEIJING, China — May 29, 2013 — Vimicro International Corporation (NASDAQ: VIMC) (“Vimicro” or the “Company”), a leading image processing IC and surveillance solution provider, today announced unaudited financial results for the first quarter ended March 31, 2013.

First-quarter Highlights:

•                  Net revenue was $7.9 million, as compared to $11.1 million from continuing operations in the year-ago quarter

•                  Surveillance revenues grew 25.8% to $2.8 million from $2.3 million in the year-ago quarter

•                  Non-GAAP net loss attributable to Vimicro was $2.2 million, or $0.07 per diluted ADS, as compared to non-GAAP net loss from continuing operations attributable to Vimicro of $3.1 million, or $0.09 per diluted ADS in the year-ago quarter

First-Quarter 2013 Results

Net revenue in the first quarter of 2013 was $7.9 million, as compared to net revenue of $18.8 million in the fourth quarter of 2012 and $11.1 million from continuing operations in the year-ago quarter (results for the first quarter of 2012 have been adjusted for continuing operations to reflect the divestiture of certain business lines). The 29.2% year-over-year revenue decrease was primarily due to lower sales of PC and notebook multimedia processors, offset by higher sales of surveillance products.

Gross profit in the first quarter was $1.6 million, as compared with $3.6 million in the year-ago quarter.  The gross margin in the first quarter was 20.1%, as compared with 32.2% in the year-ago quarter and 37.7% in the fourth quarter of 2012.  The gross margin was adversely affected by a $0.5 million inventory provision and changes in product mix.

Operating expenses in the first quarter were $5.5 million, as compared to $8.3 million in the year-ago quarter.  Operating expenses decreased year-over-year due to the Company’s successful cost-reduction efforts and were offset by government R&D subsidies for the development of SVAC-related and other products.  The operating loss was $3.9 million in the quarter, as compared to a loss of $4.7 million in the year-ago quarter.

In the first quarter of 2013, non-GAAP net loss attributable to Vimicro International Corporation was $2.2 million, or approximately $0.07 per ADS on a diluted basis, as compared to a non-GAAP net loss from continuing operations attributable to Vimicro of $3.1 million, or $0.09 per diluted ADS in the year-ago quarter. Non-GAAP net loss attributable to Vimicro International Corporation in both the first quarter of 2013 and the year-ago quarter excludes $0.2 million of non-cash, share-based compensation. GAAP net loss attributable to Vimicro in the first quarter was $2.4 million, or $0.08 per diluted ADS, as compared to a loss from continuing operations of $3.3 million, or $0.10 per diluted ADS in the year-ago quarter.

As of March 31, 2013, the Company had cash and cash equivalents of approximately $48.1 million and restricted cash of $5.4 million, totaling $53.5 million. Total current assets were approximately $95.3 million, and Vimicro had working capital of approximately $67.1 million and $17.5 million of long-term bank loans and liabilities on its balance sheet, as of March 31, 2013.

Dr. John Deng, Vimicro’s Chairman and Chief Executive Officer, commented, “The softness in the global PC market was followed by an industry-wide inventory correction, and first-quarter revenues in our image-processing IC business declined at a greater-than-seasonal rate.  We continue to work closely with our image-processing customers, and the business is expected to recover sometime this year. At the same time, we are pleased that our surveillance business delivered solid revenue growth in the first quarter.  Our team is currently pursuing some large contracts and deployments, which we expect to bring in significantly higher revenues in the second half.”

Business Outlook

For the second quarter of 2013, Vimicro expects revenues of $12 to $14 million.

Conference Call Information

The Company will host a conference call at 8:00 a.m. (U.S. Eastern Daylight Time) / 5:00 a.m. (U.S. Pacific Daylight Time) / 8:00 p.m. (Beijing / Hong Kong time) on Wednesday, May 29, 2013 to discuss first-quarter 2013 financial results.

To participate in the conference call, please dial one of the following numbers five to ten minutes prior to the scheduled conference call time: (866) 700-0133 or (617) 213-8831. The conference call ID number is 71445852.

If you are unable to participate in the call at this time, a replay will be available starting at 10:00 a.m. Eastern Daylight Time on Wednesday, May 29, 2013, through 11:59 a.m. Eastern Daylight Time on Wednesday, June 5, 2013. To access the replay, dial (888) 286-8010 or (617) 801-6888. The replay call ID number is 88878896.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties by clicking on: http://edge.media-server.com/m/p/mavcta7z/lan/en. Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for PC/notebook, consumer electronics and surveillance markets. Vimicro is aggressively expanding business into the surveillance market with system-level solutions and semiconductor products to capitalize on China’s domestic demand. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to develop and sell new mobile multimedia products; the expected growth of the mobile multimedia market; the Company’s ability to increase sales of notebook camera multimedia processors; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving multimedia market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from continuing operations, non-GAAP net income/(loss) from continuing operations attributable to Vimicro International Corporation and non-GAAP net income /(loss) from continuing operations attributable to Vimicro International Corporation per diluted ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude amortization of share-based compensation expense. These non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in our business for the foreseeable future. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charges in our reconciliations to the GAAP measures. For more information on the non-GAAP financial measures, please see the tables captioned “Reconciliation of non- GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release.

Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro’s liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Vimicro’s historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the Bank of China, which was RMB 6.2689 to $1.00 on March 29, 2013.

- financial tables follow -

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	March 31, 2013 (unaudited)	December 31, 2012 (audited)
Assets
Current assets:
Cash and cash equivalents	48,070	55,532
Restricted cash	5,438	2,593
Accounts and notes receivable, net of provision for doubtful accounts of $2,172 and $2,101 as of December 31, 2012 and March 31, 2013, respectively	19,807	24,564
Amounts due from related parties, net of provision for doubtful accounts of $1,749 and $1,795 as of December 31, 2012 and March 31, 2013, respectively	4,016	4,225
Inventories, net	11,673	11,362
Prepayments and other current assets, net of provision for doubtful accounts of $144 and $144 as of December 31, 2012 and March 31, 2013, respectively	5,804	4,809
Deferred tax assets	517	418
Total current assets	95,325	103,503
Investments in unconsolidated affiliates, at cost	2	2
Investment in an equity investee	4,616	4,218
Property, equipment and software, net	20,864	20,457
Land use rights	14,774	14,774
Deferred tax assets-noncurrent	169	169
Other assets	1,527	1,371
Total assets	137,277	144,494

Liabilities and equity
Current liabilities:
Accounts payable	3,999	7,281
Amounts due to related parties	2,906	2,184
Taxes payable	2,468	2,318
Advances from customers	169	222
Accrued expenses and other current liabilities	10,889	14,750
Deferred government grant	7,812	12,476
Total current liabilities	28,242	39,231

Deferred tax liabilities	23	23
Product warranty	491	466
Long-term bank loan	12,761	4,773
Other long-term liabilities	4,772	4,772
Total liabilities	46,290	49,265
Equity:
Ordinary shares ,$0.0001 par value, 500,000,000 shares authorized, 153,585,440 shares issued and 116,599,856 shares outstanding as of December 31,2012 and 153,633,352 shares issued and 114,871,524 shares outstanding as of March 31, 2013, respectively	15	15
Additional paid-in capital	161,226	161,017
Treasury stock at cost, 36,985,584 shares as of December 31,2012 and 38,761,828 shares as of March 31, 2013, respectively	(14,623)	(13,886)
Accumulated other comprehensive income	11,467	11,394
Accumulated deficit	(85,692)	(83,249)
Statutory reserve	2,782	2,782
Total shareholders’ equity attributable to Vimicro International Corporation	75,175	78,073
Noncontrolling interests	15,812	17,156
Total equity	90,987	95,229
Total liabilities and equity	137,277	144,494

VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	2013 Q1	2012 Q4	2012 Q1
	(unaudited)	(unaudited)	(unaudited)
Net revenue	7,854	18,829	11,097
Cost of revenue	(6,274)	(11,733)	(7,525)
Gross profit	1,580	7,096	3,572

Operating expenses:
Research and development, net	(1,182)	(1,022)	(3,177)
Selling and marketing	(2,011)	(2,240)	(2,292)
General and administrative	(2,304)	(3,972)	(2,790)
Asset impairment	—	(1,431)	—
Total operating expenses	(5,497)	(8,665)	(8,259)
Loss from operations	(3,917)	(1,569)	(4,687)

Other income:
Interest income	35	17	90
Foreign exchange gain, net	36	190	36
Gain on disposal of equity interest	—	1,472	—
Others, net	1	166	1
Income/ (loss) before income taxes and equity in profit/ (loss) of an equity investee	(3,845)	276	(4,560)
Income tax (expense)/ benefit	100	387	(193)
Net income/ (loss) before equity in profit/(loss) of an equity investee	(3,745)	663	(4,753)
Equity in profit/(loss) of an equity investee, net of tax	(85)	(87)	—
Net income/ (loss) from continuing operations	(3,830)	576	(4,753)
Net income/(loss) from continuing operations attributable to non-controlling interest	(1,387)	(1,627)	(1,489)
Net income/(loss) from continuing operations attributable to Vimicro International Corporation	(2,443)	(2,203)	(3,264)
Income/ (loss) from discontinued operations, net of income tax	—	—	(769)
Income/ (loss) from discontinued operations attributable to non-controlling interest	—	—	(359)
Income/(loss) from discontinued operations attributable to Vimicro International Corporation	—	—	(410)
Net income/ (loss)	(3,830)	576	(5,522)

Loss attributable to non-controlling interest	(1,387)	(1,627)	(1,848)
Income/ (loss) attributable to Vimicro International Corporation	(2,443)	2,203	(3,674)

Income/ (loss) per share
continuing operations
Basic	(0.02)	0.02	(0.02)
Diluted	(0.02)	0.02	(0.02)
discontinued operations
Basic	0.00	0.00	(0.01)
Diluted	0.00	0.00	(0.01)
Income/ (loss) per share
Basic	(0.02)	0.02	(0.03)
Diluted	(0.02)	0.02	(0.03)

Income/ (loss) per ADS
continuing operations
Basic	(0.08)	0.07	(0.10)
Diluted	(0.08)	0.07	(0.10)
discontinued operations
Basic	0.00	0.00	(0.01)
Diluted	0.00	0.00	(0.01)
Income/ (loss) per ADS
Basic	(0.08)	0.07	(0.11)
Diluted	(0.08)	0.07	(0.11)

Weighted average number of ordinary shares outstanding
Basic	115,546,597	117,771,601	134,898,768
Diluted	115,546,597	124,994,625	134,898,768
Weighted average number of ADS outstanding
Basic	28,886,649	29,442,900	33,724,692
Diluted	28,886,649	31,248,656	33,724,692

Other comprehensive income/ (loss):
Foreign currency translation adjustment	116	328	36
Reclassification of foreign currency translation adjustment into earning due to disposal of VMF Shanghai, net of tax	—	(1,468)	—
Comprehensive loss	(3,714)	(564)	(5,486)
Comprehensive loss attributable to noncontrolling interest	(1,344)	(1,467)	(1,826)
Comprehensive income/ (loss) attributable to Vimicro International Corporation	(2,370)	903	(3,660)

Components of share-based compensation expenses are included in the following expense captions:
Research and development	(95)	(207)	(83)
Selling and marketing	(24)	(43)	(20)
General and administrative	(85)	(144)	(77)
Total	(204)	(394)	(180)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)

(Amounts expressed in thousands of U.S. dollars, except per share data, unaudited)

	Three months ended March 31, 2013			Three months ended December 31, 2012			Three months ended March 31, 2012
	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Result	GAAP Result	Adjustment	Non-GAAP Results
Income/(loss) from continuing operations	(3,830)	204	(3,626)	576	394	970	(4,753)	180	(4,573)
Income/(loss) from continuing operations attributable to Vimicro International Corporation	(2,443)	204	(2,239)	2,203	394	2,597	(3,264)	180	(3,084)
Income/(loss) from continuing operations attributable to Vimicro International Corporation per diluted ADS	(0.08)	0.01	(0.07)	0.07	0.01	0.08	(0.10)	0.01	(0.09)

(*) The adjustment is to exclude non-cash share-based compensation for employees and non-employees.

Company Contact:

Vimicro International Corporation

Mr. David Tang, Chief Strategy Officer

Phone: +86 (10) 6894 8888 ext. 7526

E-mail: ir@vimicro.com

Ms. Serena Zhang, Investor Relations Assistant

Phone: +86 (10) 6894 8888 ext. 7552

E-mail: zhangna@vimicro.com

www.vimicro.com

Investor Contact:

CCG Investor Relations

Mr. John Harmon, CFA, Sr. Account Manager

Phone: +86 (10) 8573 1014 (Beijing)

E-mail: john.harmon@ccgir.com

Mr. Roger Ellis, Senior Partner & SVP for M.I.

Phone: +1 (310) 954-1332 (Los Angeles)

E-mail: roger.ellis@ccgir.com

www.ccgir.com